

May 15, 2015

Via E-mail
Laurel J. Krzeminski
Chief Financial Officer
Granite Construction Incorporated
585 W. Beach Street
Watsonville, California 95076

> **Re: Granite Construction Incorporated**
> **Form 10-K**
> **Filed February 27, 2015**
> **File No. 1-12911**

Dear Ms. Krzeminski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Goodwill, page 25

1. We note that as of December 31, 2014 you had 4 reporting units for goodwill impairment testing, compared to 5 reporting units used for 2013 testing. It appears that California Group Construction is no longer a reporting unit for purposes of goodwill impairment testing. Please tell us why California Group Construction is no longer a reporting unit and how you considered ASC 350-20-35-45 and ASC 350-20-35-46 when reorganizing your reporting structure.

19. Legal Proceedings, page F-40

Investigation Related to Grand Avenue Project Disadvantaged Business Enterprise ("DBE")
Issues:, page F-40

2. In our comment letter dated April 21, 2014, in comment 2 we requested that you disclose the amount or range of reasonably possible losses in addition to the amount accrued or disclose that the amount cannot be estimated related to the DBE Issues. In your response letter dated May 1, 2014, you agreed to provide such disclosure in your future filings. However, in your current disclosure you state that you believe that it is reasonably possible that you may incur liability that is in excess of your accrual. However, you did not disclose the amount or range of reasonably possible losses in addition to the amount accrued or a statement that the amount cannot be estimated. Please revise your disclosure to comply with ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551- 3854 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief